Exhibit 3.1
CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
HAMPSHIRE GROUP, LIMITED

Hampshire Group, Limited, a corporation organized and existing under and by the virtue of the Delaware General Corporation Law, through its duly authorized officer and by authority of its Board of Directors (the “Board”) does hereby certify:

FIRST:  That the name of the corporation is Hampshire Group, Limited (the “Corporation”).  The Corporation filed its original certificate of incorporation with the Secretary of State of the State of Delaware on October 27, 1976 under the name Stahl Instruments, Inc.  The date of filing of its Restated Certificate of Incorporation with the Secretary of State of the State of Delaware was December 31, 1990, as amended on January 11, 1991 and May 6, 1992 (as amended, the “Certificate”).

SECOND:  That the Board of Directors of the Corporation duly adopted resolutions setting forth a proposed amendment to the Certificate, declaring said amendment to be advisable and directing that such amendment be submitted to the stockholders of the Corporation for consideration thereof.  The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Board hereby confirms and ratifies that, subject to the receipt of the required approval by the stockholders of the Corporation, the Certificate shall be amended in the following manner:

The Certificate shall be amended by deleting the first paragraph of Article FOURTH, Subdivision A, in its entirety and substituting in place thereof the following language:

“The total number of shares of stock which the Corporation shall have authority to issue is Fourteen Million, Three Hundred Thirty Three Thousand, Three Hundred Thirty Three Shares (14,333,333), of which Thirteen Million, Three Hundred Thirty Three Thousand, Three Hundred Thirty Three Shares (13,333,333) shall have a par value of Ten Cents ($0.10) each and shall be designated “Common Stock,” and One Million (1,000,000) shares shall be Serial Preferred Stock (“Preferred Stock”).  The Board of Directors is authorized, subject to limitations prescribed by law and the provisions of this Restated Certificate of Incorporation, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series and to fix the designations, voting powers, preferences and relative, participating, optional or other special rights of the shares of each such series, and the qualifications, limitations or restrictions thereof.”

THIRD: That the 2011 annual meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the Delaware General Corporation Law at which meeting the necessary number of shares as required by statute were voted in favor of the Certificate of Amendment.

FOURTH: That the foregoing Certificate of Amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Heath L. Golden, its Chief Executive Officer, effective as of October 18, 2011.

HAMPSHIRE GROUP, LIMITED

By:	/s/ Heath L. Golden
Name: Heath L. Golden
Title: Chief Executive Officer